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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  February, 2002

Commission File Number __________________________________________

Cryopak Industries Inc. (Translation of registrant's name into English)
1053 Derwent Way, Delta, B.C., Canada, V3M 5R4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NEWS RELEASE

CRYOPAK ANNOUNCES 3RD CONSECUTIVE QUARTERLY PROFIT

VANCOUVER, BC, Feb. 15, 2002 – John Morgan, President and CEO of Cryopak Industries Inc. (OTCBB: CYPKF) (CDNX: CII) is pleased to announce the Company’s third consecutive profitable quarter for the nine months of fiscal 2002 ended Dec. 31, 2001.

As previously reported, the Company announced record nine month sales of $6,748,910 versus $3,435,054 for the comparable period ended Dec. 31, 2000. This represents a sales increase of 96% over the corresponding period of the prior year.

Gross profit was $3,287,871 as compared to $1,428,093 for the same period of last year, and income for the period was $385,138 compared to a loss of $712,078 in the comparable nine months of last fiscal year. EBITDA was $1,067,901 compared with negative $359,644 for the corresponding period.

For the third quarter period, the company reported record sales of $2,443,065 as compared to $2,213,492 for the third quarter last year. Gross profit was $1,205,051 this year versus $908,903 last year. Profit was $113,697, compared with $119,602 for the third quarter last year. The decrease in income is a direct result of increased marketing expenditures for a TV campaign in English Canada to test the impact of television on our planned launch of the Simply Cozy® line.

John Morgan, CEO of Cryopak said, “We're very happy with our progress to-date. Significant investment has been made in marketing and advertising programs for our retail product line - and we have still achieved our fiscal goals. We expect these investments to pay off in a significant way in the next fiscal year. Looking forward to the year end, and given our present retail commitments, I'm comfortable that we will achieve our previous guidance.”

The following table provides highlights taken from the statement of operations from the nine-month period of fiscal 2002, and the nine-month period of the previous fiscal year.

----------------------------------------------------------------------------

            CONSOLIDATED STATEMENT OF OPERATIONS

---------------------------------------------------------------------------

                                       Nine Months

                                         Fiscal

                                      2002

2001

-----------------------------------------------------------------

Sales                           $6,748,910      $3,435,054

-----------------------------------------------------------------

Gross Profit                     3,287,871   1,428,093

-----------------------------------------------------------------

EBITDA                          1,067,901   (359,644)

-----------------------------------------------------------------

Net Income/(Loss)           385,138      (712,078)

for the period

-----------------------------------------------------------------

Gain/(Loss) per share

      $0.018

$(0.036)

All figures are in Canadian dollars, and prepared in accordance with Canadian generally accepted accounting principles. The complete report, including management discussion, will be available on the Internet later this month via SEDAR at http://www.sedar.com. You will also be able to link to them from the Cryopak website, http://www.cryopak.com/s/Investors.asp.

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, flexible hot and cold compresses, gel packs, and instant hot and cold packs.  The products are used during transport to ensure critical temperature maintenance for pharmaceuticals, blood, airline food and beverages, seafood and all other perishable items. The company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With almost 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs. For more information about Cryopak Industries Inc. or its products, visit the Company’s website at www.cryopak.com.

Cryopak Industries Inc. trades on both the OTC Bulletin Board and on the Canadian Venture Exchange (OTCBB: CYPKF and CDNX: CII).

ON BEHALF OF THE BOARD OF DIRECTORS

“John  Morgan”

John  Morgan, President, CEO

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

CONTACT: Adam Rabiner, Cryopak Communications Director, (604) 685-3616 or J. Pollack & Company, Investor Relations, toll-free, 888-733-0466 or (561) 731-2215, or by e-mail: info@cryopak.com or jpollack@adelphia.net.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C.  V3M 5R4

Item 2.

Date of Material Change

December 31, 2001

Item 3.

Press Release

February 15, 2002; Vancouver, B.C.

Item 4.

Summary of Material Change

The Company announced third consecutive profitable quarter for the nine months of fiscal 2002 ended December 31, 2001.

Item 5.

Full Description of Material Change

As previously reported, the Company announced record nine month sales of $6,748,910 versus $3,435,054 for the comparable period ended December 31, 2000.  This represents a sales increase of 96% over the corresponding period of the prior year.

Gross profit was $3,287,871 as compared to $1,428,093 for the same period of last year, and income for the period was $385,138 compared to a loss of $712,078 in the comparable nine months of last fiscal year. EBITDA was $1,067,901 compared with negative $359,644 for the corresponding period.

For the third quarter period, the Company reported record sales of $2,443,065 as compared to $2,213,492 for the third quarter last year. Gross profit was $1,205,051 this year versus $908,903 last year.  Profit was $113,697, compared with $119,602 for the third quarter last year.  The decrease in income is a direct result of increased marketing expenditures for a TV campaign in English Canada to test the impact of television on our planned launch of the Simply Cozy® line.

John Morgan, CEO of Cryopak said, “We're very happy with our progress to-date. Significant investment has been made in marketing and advertising programs for our retail product line - and we have still achieved our fiscal goals.  We expect these investments to pay off in a significant way in the next fiscal year.  Looking forward to the year end, and given our present retail commitments, I'm comfortable that we will achieve our previous guidance.”

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel:  (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 15th day of February, 2002.

“John F. Morgan”

(signature)

John F. Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.
By: “Doug Reid” Doug Reid, CFO

Date:  January 8, 2003

* Print the name and title of the signing officer under his signature.